Delisting Determination, The Nasdaq Stock Market, LLC, July 11, 2025, Denali Capital Acquisition Corp.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Denali Capital Acquisition Corp. effective at the opening of the trading session on July 24, 2025. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5450(b)(2)(A) and 5450(b)(2)(B). The Company was notified of the Staff determination on April 2, 2025. The Company did not file for an appeal.
The Company securities were suspended on April 16, 2025.
The Staff determination to delist the Company securities became final on April 16, 2025.